Barclays Capital Inc.

745 Seventh Avenue, New York, New York 10019

Goldman Sachs & Co. LLC

200 West Street, New York, New York 10282-2198

J.P. Morgan Securities LLC

383 Madison Avenue, New York, New York 10179

June 20, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Matthew Crispino, Esq.
Jeffrey Kauten, Esq.

Re:	Change Healthcare Inc.
Registration Statement on Form S-1 (File No. 333-230345)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Change Healthcare Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 3:00 p.m., Washington, D.C. time, on June 25, 2019 or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)	Dates of distribution: June 14, 2019 through the date hereof.

(ii)	Number of prospectuses distributed: a total of approximately 5,100 copies of the prospectuses were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC.

GOLDMAN SACHS & CO. LLC

J.P. MORGAN SECURITIES LLC

As Representatives of the Underwriters

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
	Name:	Elizabeth Wood
	Title:	Managing Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Thomas V. Rueger, Jr
	Name:	Thomas V. Rueger, Jr.
	Title:	Managing Director

[Signature Page to Acceleration Request Letter]